UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

XP Inc.
(Name of Issuer)

Class A Common Shares, par value $0.00001 per share
(Title of Class of Securities)

G98239 109
(CUSIP Number)

XP Control LLC

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

+55 (11) 3075-0429

XP Controle Participações S.A.

Av. Chedid Jafet, 75, Torre Sul, 30th floor,

Vila Olímpia – São Paulo, Brazil 04551-065

+55 (11) 3075-0429

Copies to:

Manuel Garciadiaz

Byron B. Rooney

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 12 Pages

1	NAME OF REPORTING PERSON XP Control LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,375,726 (1)
	9	SOLE DISPOSITIVE POWER 103,375,726
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 103,375,726
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)	Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

Page 2 of 12 Pages

(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by XP Control LLC as set forth in Row 11 by (b) the sum of (i) 429,864,428 Class A common shares outstanding as of April 28, 2022, as reported by the Issuer to XP Control LLC, and (ii) 130,139,431 Class B common shares outstanding as of April 28, 2022, as reported by the Issuer to XP Control LLC. The aggregate number of Class B common shares beneficially owned by XP Control LLC as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of XP Control LLC.

(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Page 3 of 12 Pages

1	NAME OF REPORTING PERSON XP Controle Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)	Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by XP Controle Participações S.A. as set forth in Row 11 by (b) the sum of (i) 429,864,428 Class A common shares outstanding as of April 28, 2022, as reported by the Issuer to XP Control LLC, and (ii) 130,139,431 Class B common shares outstanding as of April 28, 2022

Page 4 of 12 Pages

as reported by the Issuer to XP Controle Participações S.A. The aggregate number of Class B common shares beneficially owned by XP Controle Participações S.A. as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of XP Controle Participações S.A.

(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Page 5 of 12 Pages

Explanatory Note

This Amendment No. 2 amends, restates and supersedes the statement on Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (“SEC”) on December 27, 2021, by XP Control LLC and XP Controle Participações S.A., relating to the Class B common shares of XP Inc. (“the Issuer”) and as amended on March 7, 2022 (“Amendment No. 1”).

Item 1.	Security and Issuer

This Amendment No. 2 (the “Statement”) relates to the Class A common shares, par value $0.00001 per share (the “Shares”), of XP Inc., a Cayman Islands exempted company incorporated with limited liability on August 29, 2019 (the “Issuer”). The Issuer’s principal executive offices are located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Item 2.	Identity and Background

(a)        This Statement is filed by (i) XP Control LLC; and (ii) XP Controle Participações S.A. (each a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons are filing this Statement jointly pursuant to a Shareholders’ Agreement, dated as of November 29, 2019, as amended (the “Shareholders’ Agreement”), among the Reporting Persons (including XP Control LLC as XP Controle Participações S.A.’s successor in relation to its shares due to the XP Controle Reorganization), General Atlantic (XP) Bermuda, L.P. (“GA Bermuda”), Itaúsa S.A. (“Itaúsa”), Itaú Unibanco Holding S.A., São Carlos Investimentos Ltd. and São Marcos Investimentos Ltd. (jointly, the “Itaú Persons”), and certain intervening consenting parties, the Reporting Persons have agreed to certain arrangements with respect to their shares, including certain restrictions relating to the transfer of their shares, certain consent rights over actions by the Issuer and to vote to elect certain individuals nominated by each of the Reporting Persons, GA Bermuda, Itaúsa, São Carlos Investimentos Ltd. and São Marcos Investimentos Ltd. to the Issuer’s board of directors in accordance with the terms of the Shareholders’ Agreement. By virtue of the Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Persons in this Statement, GA Bermuda, Itaú Persons and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 263,290,790 common shares, or 47.0% of the common shares, calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any Class A common shares that they may be deemed to beneficially own solely by reason of the Shareholders’ Agreement. GA Bermuda and the Itaú Entities separately make Schedule 13G filings reporting their beneficial ownership of Class A common shares.

On April 29, 2022, XP Controle Participações S.A. sold all its Class B common shares. As a result, effective with the filing of this Statement, XP Controle Participações S.A. shall cease to be a reporting person with respect to ownership of the Shares.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit B, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	The principal office and business address of XP Control LLC is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

The principal office and business address of XP Controle Participações S.A. is Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

(c)	XP Control LLC is a limited liability company formed and registered under the laws of the Cayman Islands.

XP Control LLC was formed for the purpose of effectuating the XP Controle Reorganization (as defined below) and its activities are restricted to the ownership of Class A and Class B common shares of the Issuer.

Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Fabricio Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna

Page 6 of 12 Pages

Monteiro da Silva are controlling shareholders of XP Control LLC (the “XP Control Controlling Shareholders”) in accordance with XP Control LLC’s constituent documents. The XP Control Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Control LLC. Each of the XP Control Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein. The principal business address for each of the XP Control Controlling Shareholders is: Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Attached as Exhibit A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each manager and officer of XP Control LLC.

XP Controle Participações S.A. is a corporation (sociedade anônima) formed and registered under the laws of the Federative Republic of Brazil and its activities are restricted to the ownership of Class A and Class B common shares of the Issuer.

Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Fabricio Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of XP Controle Participações S.A. (the “XP Controle Participações S.A. Controlling Shareholders”) in accordance with XP Controle Participações S.A.’s constituent documents. The XP Controle Participações S.A. Controlling Shareholders have beneficial ownership of the Class B common shares held of record by XP Controle Participações S.A. Each of the XP Controle Participações S.A. Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein. The principal business address for each of the XP Controle Participações S.A. Controlling Shareholders is: Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065.

Attached as Exhibit A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each executive officer and director of XP Controle Participações S.A.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	XP Control LLC is a limited liability company formed and registered under the laws of the Cayman Islands. See Exhibit A for citizenship of each manager and officer of XP Control LLC.

XP Controle Participações S.A. is a corporation (sociedade anônima) formed and registered under the laws of the Federative Republic of Brazil. See Exhibit A for citizenship of each director and executive officer of XP Controle Participações S.A.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The securities described herein held by XP Control LLC were contributed by XP Controle Participações S.A. to XP Control LLC as a result of the XP Controle Corporate Reorganization (as described below).

Page 7 of 12 Pages

Item 4.	Purpose of Transaction.

XP Control LLC was formed and registered on August 9, 2021, as part of a corporate restructuring for the internationalization of the Group aiming at bringing synergy and optimization to the business (the “XP Controle Corporate Reorganization”).

On December 13, 2021, XP Controle Participações S.A. (fully owned by XP Control Controlling Shareholders) contributed the total aggregate amount of 108,631,284 Shares to XP Control LLC. Subsequently, on December 14, 2021, XP Controle Participações S.A. effected a capital reduction and distributed its interests in XP Control LLC to its shareholders, the XP Control Controlling Shareholders, which in turn transferred their interests in XP Control LLC to their personal investment companies. The XP Controle Corporate Reorganization changes the direct holder of the 108,631,284 Shares contributed by XP Controle Participações S.A. to XP Control LLC.

On February 24, 2022, XP Control LLC entered into a variable postpaid share forward confirmation (the “Forward Confirmation”) with Morgan Stanley & Co. International plc. (the “Forward Counterparty”) that relates in the aggregate to 5,255,558 Shares (the “Forward Shares”). The purpose of the Forward Confirmation is to hedge liabilities denominated in Brazilian Reais related to the repurchase of preferred shares of XP Controle Participações S.A. for payment in instalments in September 2024 and September 2025. Such liabilities were transferred to XP Control LLC as part of the XP Controle Corporate Reorganization. See Item 6.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Statement is incorporated herein by reference.

(c)	Except for the transactions described in Item 4 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving common shares of the Issuer.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	On April 29, 2022, XP Controle Participações S.A. sold all its Class B common shares. As a result, effective with the filing of this Statement, XP Controle Participações S.A. shall cease to be a reporting person with respect to ownership of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

On December 1, 2019, the Issuer entered into a registration rights agreement, as amended (the “Registration Rights Agreement”), with the Reporting Persons (including XP Control LLC as XP Controle Participações S.A.’s successor in relation to its shares due to the XP Controle Reorganization), Itaúsa, IUPAR and GA Bermuda, which grants the Reporting Persons, Itaúsa, IUPAR and GA Bermuda certain rights to register the sale of Shares.

On February 24, 2022, XP Control LLC entered into a Forward Confirmation with Forward Counterparty that relates in the aggregate to 5,255,558 Shares (the “Forward Shares”).

Pursuant to the Forward Confirmation, XP Control LLC has agreed to sell to the Forward Counterparty up to the number of Forward Shares over two sets of settlement dates expected to occur in September 2024 and September 2025. If XP Control LLC elects, or is deemed to have elected, full physical settlement under the Forward Confirmation, it will deliver the full number of Forward Shares against payment by the Forward Counterparty of a purchase price per share that will be no less than a floor price, to be the product of 100.0% and the volume-weighted average price per Share at which the Forward Counterparty establishes its initial hedge of the equity price risk undertaken by it with respect to the Forward Confirmation (the “Initial Share Price”), and no higher than

Page 8 of 12 Pages

a cap price, to be, for the Forward Shares settling in September 2024, the product of 166.0% and the Initial Share Price, and, for the Forward Shares settling in September 2025, the product of 201.0% and the Initial Share Price (each subject to adjustment, and as more specifically determined as set forth in the Forward Confirmation; respectively, the “Floor Price” and the “Cap Price”). If XP Control LLC elects physical settlement under the Forward Confirmation, it will deliver a variable number of shares to the Forward Counterparty at settlement, determined pursuant to a formula, against payment by the Forward Counterparty of the Floor Price per share. XP Control LLC will also have the right to elect cash settlement under the Forward Confirmation, in which case it would not be obligated to deliver any of the Forward Shares to the Forward Counterparty. In each case, XP Control LLC’s and the Forward Counterparty’s obligations under the Forward Confirmation will be based on the relationship between the market price of the Shares, as determined under the Forward Confirmation during the relevant valuation period, and the Floor Price and the Cap Price, subject to certain modifications and adjustments.

To secure XP Control LLC’s obligations under the Forward Confirmation, XP Control LLC has pledged the Forward Shares to the Forward Counterparty pursuant to the Forward Confirmation and granted to the Forward Counterparty a rehypothecation right permitting it to borrow, sell and transfer the pledged Forward Shares. The Forward Counterparty will exercise its rehypothecation rights with respect to the Forward Shares pledged to it in full by borrowing and selling a number of Forward Shares necessary to establish its initial hedge of the equity price risk undertaken by it with respect to the Forward Confirmation, in accordance with Rule 144 under the Securities Act, and advises XP Control LLC that the Forward Counterparty intends to borrow and sell the remaining Forward Shares from time to time in accordance with Rule 144, and that it expects to purchase an equal number of Shares in the open market over the same period of time. So long as any of the Forward Shares have been rehypothecated by the Forward Counterparty, XP Control LLC will not have voting rights with respect to those Forward Shares.

At the settlement of the Forward Confirmation, XP Control LLC will net its delivery obligations under the Forward Confirmation against the return obligation of the Forward Counterparty with respect to the rehypothecated Forward Shares, unless XP Control LLC elects to cash settle the Forward Confirmation.

The Forward Shares pledged by XP Control LLC to the Forward Counterparty were converted from 5,255,558 Class B common shares previously held by XP Control LLC.

The foregoing description of the Forward Confirmation and related transactions do not purport to be complete and is qualified in its entirety by reference to the full text of the Forward Confirmation, a form of which was filed as Exhibit C to Amendment No. 1 (filed with the SEC on March 7, 2022).

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and, to the best of their knowledge, any of the persons named in Exhibit A to this Statement or between the Reporting Persons and any other person or, to the best of its knowledge, any person named in Exhibit A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Managers and Officers of XP Control LLC and Executive Officers and Directors of XP Controle Participações S.A.

Exhibit B	Joint Filing Agreement among the Reporting Persons.

Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: April 29, 2022

XP Control LLC

By:	/s/ Fabricio Cunha de Almeida
Name:	Fabricio Cunha de Almeida
Title:	Manager

By:	/s/ Bernardo Amaral Botelho
Name:	Bernardo Amaral Botelho
Title:	Manager

XP Controle Participações S.A.

By:	/s/ Fabricio Cunha de Almeida
Name:	Fabricio Cunha de Almeida
Title:	Officer

By:	/s/ Bernardo Amaral Botelho
Name:	Bernardo Amaral Botelho
Title:	Officer